

July 31, 2014

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Item 2. Properties, page 27

Proved Undeveloped Reserves, page 30

1.   Based on the net quantity of proved undeveloped reserves you converted to proved developed during 2013, it would appear to take approximately 13 years to convert all of the proved undeveloped reserves disclosed as of December 31, 2013 to proved developed. Please provide us with an annual schedule of the total number of proved undeveloped locations, proved reserve quantities and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2013. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and

Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required.

Note 15 - Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proven Reserves, page 83

2.   We note that in 2013 your natural gas proved reserves were reduced by 741,319 MMcf due to revisions of estimates, and were increased by 1,409,528 MMcf due to extensions, discoveries and additions. Please refer to FASB ASC 932-235-50-5 and provide an explanation for these material changes. In doing so, please specify the fields in which these changes occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief